UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ____________ to ______________
Commission File Number 1-10928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
IPC GROUP 401(k) PLAN
100 Paramount Drive, Suite 300
Sarasota, Florida 34232

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERTAPE POLYMER GROUP INC.
9999 Cavendish Blvd., Suite 200
Ville St. Laurent, Quebec, Canada H4M 2X5

IPC Group 401(k) Plan
December 31, 2020 and 2019

TABLE OF CONTENTS
Page
Number

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	4

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2020 and 2019	5

Notes to Financial Statements	6-12

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2020	14

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020	15

Signature	16

Exhibit Index	17

Exhibit 23.1 – Consent of Frazier & Deeter, LLC, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the IPC Group 401(k) Plan and the Retirement Plans Committee of Intertape Polymer Corp. USA:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the IPC Group 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal controls over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 and Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditors since 2017.
/s/ FRAZIER & DEETER, LLC
Tampa, Florida
June 24, 2021

IPC Group 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
ASSETS
Investments, At Fair Value (See Notes 3 and 6):
Mutual Funds	$117,940,943	$99,621,808
Bond Funds	6,766,022	4,698,824
Common Trust Fund - Intertape Polymer Group Inc.	15,566,371	8,839,105
Total Investments at Fair Value	140,273,336	113,159,737
Investments at Contract value (See Note 5):	23,453,465	19,354,808
Total Investments	163,726,801	132,514,545
Receivables:
Notes Receivable from Participants	1,793,889	1,800,183
Employer Contributions Receivable	5,168,331	3,395,661
Due from Broker	247,790	—
Total Receivables	7,210,010	5,195,844
Total Assets	170,936,811	137,710,389
LIABILITIES
Excess Contributions Payable to Participants	(84,810)	(125,068)
Total Liabilities	(84,810)	(125,068)
Net Assets Available for Benefits	$170,852,001	$137,585,321
The accompanying notes are an integral part of these financial statements.

IPC Group 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2020	2019
ADDITIONS
Contributions from:
Employer	5,168,331	$3,395,661
Participants	8,183,985	6,372,180
Rollover Contributions	362,804	1,706,171
Total contributions	13,715,120	11,474,012
Investment and other income:
Dividends	3,495,807	3,189,657
Net appreciation in fair value of investments	18,963,615	19,730,798
Interest on notes receivable from participants	102,823	102,655
Total investment and other income	22,562,245	23,023,110
Total additions	36,277,365	34,497,122
DEDUCTIONS
Benefits paid to participants	(16,693,504)	(13,667,238)
Administrative expenses	(320,279)	(287,437)
Total deductions	(17,013,783)	(13,954,675)
Net increase in net assets available for benefits	19,263,582	20,542,447
Transfers In (See Note 4)	14,003,098	—
Net assets available for benefits at beginning of year	137,585,321	117,042,874
Net assets available for benefits at end of year	$170,852,001	$137,585,321
The accompanying notes are an integral part of these financial statements.

IPC Group 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019

1 – Description of the Plan
The following description of the IPC Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the amended Plan document and Summary of Plan Description for a more complete description of the Plan’s provisions.
General
Intertape Polymer Corp. and its participating subsidiaries (the “Company” and the "Plan Administrator") established the Intertape Polymer Group Inc. Employees’ Stock Ownership and Retirement Savings Plan effective January 1, 1994. As of January 1, 2001, the Plan was an Employee Stock Ownership Plan ("ESOP"). As of January 1, 2008, the Plan’s name was changed to Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan and as of May 1, 2017 the Plan's name was changed to Intertape Polymer Corp. USA Retirement Savings Plan and the ESOP provisions of the Plan were removed. Effective December 1, 2019, the Plan's name was changed to IPC Group 401(k) Plan.
Intertape Polymer Group, Inc. (the "Parent Company") is the parent company of Intertape Polymer Corp.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant notes. The provisions of the CARES Act were effective and operationalized immediately.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement ("SECURE") Act was signed into legislation. The SECURE Act expands retirement access to both employers and employees by changing the rules with respect to required minimum distributions among others. The SECURE Act includes both required and optional provisions, some of which became effective immediately, and others with various effective dates beginning after December 31, 2019. The required provisions of the SECURE Act that were effective immediately or beginning no later than January 1, 2020 or for plan years beginning after December 31, 2019 were operationalized accordingly. Any optional features within the SECURE Act are currently being assessed but have not been implemented to date.
Written amendments to the Plan document to reflect the operational changes from the CARES and SECURE Acts will be adopted at a later date in accordance with applicable law and guidance.
Eligibility
Employees other than (i) employees covered under a collective bargaining agreement, (ii) non-resident aliens who do not receive any compensation from U.S. sources, (iii) leased employees, and (iv) individuals who are classified as students and/or interns are eligible to participate in the Plan for purposes of pre-tax salary deferrals and Roth deferrals (effective January 1, 2020) on the first day of the month coinciding with or next following the eligible employees’ attainment of age 18 and completion of three months of service, or for purposes of matching and Company contributions under the Plan, completion of six months of service.

Notwithstanding the foregoing, any individual who is classified on the payroll records of the Company as a part-time, seasonal or temporary employee who is credited with at least 1,000 hours of service during the 12-consecutive month period beginning on the employee’s date of hire (“Year of Service”) will be eligible to participate in all features of the Plan as of the first day of the month coinciding with or next following attainment of age 18 and one Year of Service.
Contributions
Participants may contribute 1% to 100% of their pretax annual compensation, subject to Internal Revenue Service (“IRS”) limitations. Within those limits, participants may also choose to make contributions to the Plan on an after-tax basis by designating salary deferrals as Roth deferrals. Generally, the Plan will accept a rollover contribution from another qualified retirement plan or IRA.

Effective January 1, 2013, the Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. For participants hired prior to March 1, 2014, the automatic deferral percentage is set at 1% of eligible compensation with no automatic increase. For employees hired on or after March 1, 2014, the automatic deferral rate is set at 2% of eligible compensation with an automatic deferral increase each year by 1% of eligible compensation up to a maximum of 4% of eligible compensation. Participant contributions are invested in the Plan's default fund until changed by the participant.

The Plan provides for a discretionary matching contribution to all eligible participants under the Plan and also applies to Roth deferrals. Matching contributions are generally based upon management’s discretion, but cannot exceed 6% of compensation. For the 2020 and 2019 Plan years, the Company’s management approved a matching contribution at a rate of 75% and 60%, respectively, of participants’ contributions up to 6% of eligible compensation deferred. The Plan provides for a discretionary Company contribution to all eligible participants under the Plan. For the 2020 and 2019 Plan years, the Company’s management approved a Company contribution in an amount equal to 1% of eligible participant’s compensation.
The Company contribution was funded in 2021 and 2020, for the 2020 and 2019 Plan years, respectively, and was funded by forfeiture accounts totaling $71,500 and $97,301, respectively, and cash contributions by the Company, which are classified as employer contributions receivable (net of forfeiture amounts) in the accompanying statements of net assets available for benefits as of December 31, 2020 and 2019.
Participant Accounts and Voting Rights
Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan. Each participant is entitled to the vested portion of their account. Participants may direct the investment of their account balances into various investment options, including the Parent Company's stock, offered by the Plan.
Each participant is entitled to exercise voting rights attributable to the Parent Company’s common stock allocated to his or her account and is notified by the Parent Company's trustee prior to the time that such rights are to be exercised. The Parent Company's trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant.
Vesting
Participants are immediately vested in their pre-tax and Roth deferrals plus actual earnings thereon. Vesting in the Company contributions portion of the participants’ accounts plus earnings thereon is based on years of vesting service (12 continuous months of service beginning on the employee’s date of hire). A participant is 20% vested after each year of vesting service and 100% vested after the earlier of five years of vesting service, upon reaching early retirement age (age 55), death, or becoming disabled while employed.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account balance. During 2020, CARES Act provisions permitted qualified individuals per IRS Notice 2020-50, to obtain notes of up to 100% of their vested balance or $100,000. However, in determining the availability of a note under the Plan, no note may be made from the Intertape Polymer Group, Inc. common trust fund (Note 3) during a closed period as defined in the Company's Insider Trading Policy applicable to employees. The notes are secured by the balance in the participant’s account and bear interest at a rate of one point above the prime borrowing rate, defined in the Plan document as the prime rate of interest as published in the Wall Street Journal on the date of the note commitment. Principal and interest repayments are made ratably through payroll deductions over a period not to exceed five years, unless the note was used to purchase a primary residence in which case the note terms may exceed five years, up to a maximum note term of 15 years. Interest rates for notes outstanding at December 31, 2020 and 2019 range from 4.25% to 6.50%. The Plan Administrator will suspend note repayments for a military service leave of absence. The Plan allows for participants to have only one note outstanding at any one time.

Payment of Benefits
Upon separation of service due to death, disability, or retirement, a participant is entitled to receive their benefits as a lump-sum amount equal to 100% of the value of the participant’s account. Participants who are at least age 59-1/2 may request in-service withdrawals from their vested accounts. In addition, participants may request a distribution of their vested account balance if they incurred a hardship under the Plan (effective December 1, 2019, hardship withdrawals are permitted from matching contributions and employer contributions under the Plan). Rollover contributions may be withdrawn at any time.

Upon separation of service for reasons other than death, disability, or retirement, a participant shall be entitled to their benefit in the amount equal to the participant’s vested interest in the balance of his or her account.

There are no distributions of the Intertape Polymer Group, Inc. common trust fund (Note 3) during a closed period.

During 2020, participants who met the definition of qualified individual per IRS Notice 2020-50 were permitted to obtain CARES Act related distributions.
Forfeited and Unallocated Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined in the Plan document, represents a forfeiture. Forfeitures are used to offset employer contributions and certain plan expenses.
At December 31, 2020 and 2019, forfeited non-vested accounts totalled $142,713 and $97,281, respectively. The Company used $71,500 and $97,301, respectively, in these accounts to reduce future employer contributions as noted above.
Accumulated amounts in an unallocated expense budget account were $17,290 and $0 at December 31, 2020 and 2019, respectively. Amounts in the account may be used to pay plan expenses or allocated to participant accounts. During 2020, $86,424 was credited to the expense budget account and $69,134 was used to reduce expenses.
COVID-19
There continues to be significant macroeconomic uncertainty, and the Company expects the COVID-19 pandemic may continue to have a materially negative impact on the global economy into the remainder of 2021 and perhaps beyond. While the Company has delivered positive financial results to date, the pandemic could yet materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2021 and beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time. In addition, the impact could have a material adverse effect on the Plan's financial position.
2 – Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("US GAAP")
Use of Estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Certain Plan administrative expenses are paid by the Company. Participant-related fees and expenses are paid by the Plan through charges to participant accounts.

Valuation of Investments, Notes Receivable from Participants and Income Recognition
The Plan’s investments except for the Fixed Interest Fund (See Note 5) are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. See Note 6 for disclosures regarding fair value measurements.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses have been recorded as of December 31, 2020 and 2019. Delinquent notes receivable from participants are treated as distributions pursuant to the terms of the Plan document.
The Plan’s investments are held by the trustee of the Plan and invested for the benefit of the Plan’s participants. Reliance Trust Company is the trustee of the Plan.
Excess Contributions Payable to Participants
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2020 and 2019 excess contributions to the applicable participants prior to March 15, 2021 and 2020, respectively.
New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends various aspects of Accounting Standard Codification (ASC) Subtopic 820, Fair Value Measurement. Among other changes, this ASU i) eliminated the disclosure requirements associated with certain transfers and valuation processes, ii) modified the disclosure requirements associated with Level 3 activity and iii) created additional disclosure requirements for public entities associated with Level 3 measurements. This ASU is effective for fiscal years beginning after December 15, 2019. The adoption of this update did not have a significant impact on the Plan’s financial statements.
3 – Common Trust Fund
At December 31, 2020 and 2019, the Plan held 784,035 shares (average cost per share of $6.44; market value per share of $19.03) and 657,794 shares (average cost per share of $5.80; market value per share of $12.87), respectively, of the Parent Company's common stock in the common trust fund, all of which was allocated to participant accounts. The common trust fund had cash and short-term investments of $646,185 and $373,296 of December 31, 2020 and December 31, 2019, respectively.
4 – Plan Mergers and Amendments
Effective March 1, 2019, Intertape Polymer Woven USA, Inc. was added as a participating employer to the Plan.
Effective at the close of business December 31, 2019, the Polyair Corporation 401(k) Plan was merged into the Plan. Substantially all assets were in transit as of December 31, 2019 and were received by the Plan in January 2020. The remaining assets in the Polyair plan were received by the plan on December 30, 2020. Assets in transit of $13,965,736, were included in the Plan's Form 5500 for the 2019 year. See Note 11 for reconciliation to Form 5500.
Effective January 1, 2020, Polyair Corporation was added as a participating employer to the Plan. In addition, effective January 1, 2020, the Plan was amended to provide predecessor employer service for employees previously employed by Polyair Corporation for purposes of eligibility and vesting under the Plan.
Effective February 11, 2020, the Plan was amended to provide predecessor employer service for employees previously employed by Custom Assembly Solutions, Inc. and Nortech Packaging LLC for purposes of eligibility and vesting under the Plan.
5 – Fixed Interest Fund
Through a group annuity contract, the Plan offers a fixed interest fund ("Fund"). The objective of this fund is to maintain a competitive fixed interest rate and a minimum guaranteed rate of return. The Fund is invested in the general asset account of

Massachusetts Mutual Life Insurance Company ("Mass Mutual") and is guaranteed by their claims paying ability. Mass Mutual credits the Fund with interest at a rate declared each calendar quarter, but not less than the minimum interest rate as specified in the contract. The contract has certain restrictions that impact the participants' ability to collect the full contract value. The Plan Administrator does not believe the occurrence of any event such as plant closings, plan termination or early retirement incentives which would limit the Plan's ability to transact at contract value with participants, is probable. The agreement does not allow transfers and surrenders from the Fund if the transactions in any 12-month period exceed one-sixth of the Fund values under the agreement as of the most recent month-end value from one year prior, unless Mass Mutual consents. Because the Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fixed interest fund contract. The Fund is presented on the face of the statements of net assets available for benefits at contract value. Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
6 – Fair Value Measurements
The FASB Accounting Standards Codification (the “Codification”) provides a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels of the fair value hierarchy under this guidance are described below:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; or
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Mutual funds/Bond funds: Valued at the quoted NAV of shares held by the Plan at year end.
Common trust fund: Valued at the fair value of the underlying assets of the fund, which includes short-term investments and the Parent Company's common stock valued at the closing price reported on the active market on which the common stock is traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019, respectively:

	2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$117,940,943	$—	$—	$117,940,943
Bond funds	6,766,022	—	—	6,766,022
Common trust fund	15,566,371	—	—	15,566,371
Total assets at fair value	$140,273,336	$—	$—	$140,273,336

	2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$99,621,808	$—	$—	$99,621,808
Bond funds	4,698,824	—	—	4,698,824
Common trust fund	8,839,105	—	—	8,839,105
Total assets at fair value	$113,159,737	$—	$—	$113,159,737

7 – Related Parties and Parties-In-Interest Transactions
Transactions by the Plan with the common trust fund and notes receivable from participants qualify as parties-in-interest transactions. The fixed interest fund is managed by Mass Mutual and these transactions qualify as party-in-interest transactions.
8 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.
9 – Tax Status
The underlying volume submitter plan has received an opinion letter from the IRS dated March 31, 2014, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax-exempt. The Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter plan opinion letter. The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC, in all material respects. As such, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
10 – Risks and Uncertainties
The Plan invests in various securities including mutual funds, bond funds, a fixed interest fund, and a common trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

11 – Reconciliation of Financial Statement to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	Year Ended December 31,
	2020	2019
Net assets available for benefits per the financial statements	$170,852,001	$137,585,321
Employer contributions receivable	(5,168,331)	(3,395,661)
Excess contributions payable to participants	84,810	125,068
Transfer in of assets from Polyair Corporation 401(k) Plan	—	13,965,736
Total net assets per Form 5500	$165,768,480	$148,280,464
The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements to Form 5500:

	Year Ended December 31,
	2020	2019
Net increase (decrease) in net assets available for benefits per the financial statements	$19,263,582	$20,542,447
Change in employer contributions receivable	(1,772,670)	(1,180,013)
Change in excess contributions payable to participants	(40,258)	54,919
Net income (loss) per Form 5500	$17,450,654	$19,417,353
12 – Delinquent Contributions
The Company did not remit contributions of $50.68 timely for three participants for the December 5, 2019 pay date. The Plan funded missed earnings of $1.17 to the participants in 2020.
13 – Subsequent Events
Plan management has evaluated subsequent events occurring through the date that the financial statements were available to be issued, for events requiring recording or disclosure in the December 31, 2020 financial statements. There were no material events or transactions occurring during this period requiring recognition or disclosure.

Supplemental Schedules

IPC Group 401(k) Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the year ending December 31, 2020
Employer ID #57-1088158 – Plan #003

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included (1): ☐	Contributions not Corrected ($)	Contributions Corrected Outside VFCP (2)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE (3) 2022-51
$51	$ -	$51	$ -	$ -

(1) Represents delinquent participant contributions from the December 5, 2019 pay period.
(2) Voluntary Fiduciary Correction Program ("VFCP").
(3) Prohibited Transaction Exemption ("PTE").

IPC Group 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020
Employer ID #57-1088158 – Plan #003

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Vanguard Shrt-Trm Invst	Mutual fund	$1,468,644
	Vanguard Small Cap Index Fund	Mutual fund	$3,277,977
	DFA Global Real State Secs Fd	Mutual fund	$373,602
	Vanguard Tot Intl Stck Indx Fd	Mutual fund	$3,294,409
	DFA International Core Eq Fd	Mutual fund	$1,203,044
	BlackRock Lifepath Inx 2025	Mutual fund	$15,943,576
	BlackRock Lifepath Inx 2035	Mutual fund	$11,716,043
	BlackRock Lifepath Inx 2045	Mutual fund	$15,618,017
	BlackRock Lifepath Inx Rmnt Fd	Mutual fund	$3,832,772
	BlackRock Lifepath Inx 2030 Fd	Mutual fund	$3,205,980
	BlackRock Lifepath Inx 2040 Fd	Mutual fund	$1,995,750
	BlackRock Lifepath Inx 2050 Fd	Mutual fund	$1,263,146
	BlackRock Lifepath Inx 2055 Fd	Mutual fund	$2,050,929
	BlackRock Lifepath Inx 2060 Fd	Mutual fund	$847,874
	American Century Mid Cp Val Fd	Mutual fund	$4,797,435
	Vanguard Institutional Indx Fd	Mutual fund	$30,656,927
	Vanguard Mid Cap Index Fund	Mutual fund	$9,142,742
	Invesco Equally-WTD S&P 500 Fd	Mutual fund	$647,369
	Vanguard Balanced Index Fund	Mutual fund	$6,339,738
	Vanguard Explorer Fund	Mutual fund	$264,969
			$117,940,943

	Baird Core Plus Bond	Bond fund	$6,766,022

*	Insurance Company General Account	Fixed interest fund	$23,453,465

*	Intertape Polymer Group Inc.	Common trust fund	$15,566,371

*	Notes Receivable from Participants	Rates from 4.25% to 6.50%, with weekly and bi-weekly payments and maturities through 2035	$1,793,889

	Total Net Assets		$165,520,690

*	Represents a party-in-interest.

**	Cost basis has not been included as all investments are participant-directed.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IPC Group 401(K) Plan

By:	Intertape Polymer Corp., Plan Administrator

By:	/s/ Mary Beth Thompson
Mary Beth Thompson, Senior Vice President Human Resources
Date: June 24, 2021

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Frazier & Deeter, LLC – Independent Registered Public Accounting Firm